UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD/A
SPECIALIZED DISCLOSURE REPORT
(Amendment No. 1)

Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-41683	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2100-733 Seymour Street, Vancouver, British Columbia, Canada	V6B 0S6
(Address of principal executive offices)	(Zip code)

Ignacio Couturier, 604-684-1175
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed.
☐Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,     .
☒    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.
SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable Item 1.02 - Exhibit Not applicable
SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Pan American Silver Corp. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023, as amended to satisfy the requirements of Item 2.01. The Company’s ESTMA report, as amended is available on the Company’s website at panamericansilver.com or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive- sector-transparency-measures- act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
99.1	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023 – Amended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

PAN AMERICAN SILVER CORP.	July , 2025
(Date)

By:	/s/ "Ignacio Couturier"
Name:	Ignacio Couturier
Title:	Chief Financial Officer